

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

<u>Via E-mail</u>
Victor Wing Cheung Koo
Chief Executive Officer
Youku Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080
People's Republic of China

> **Re:** **Youku Inc.**
> **Form F-4**
> **Filed April 25, 2012**
> **File No. 333-180913**

Dear Mr. Koo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>The Companies, page 19</u>

1. Please revise your disclosure with respect to Youku and Tudou to clearly and prominently state that you do not have any equity interest in your consolidated affiliated entities.

<u>Risk Factors, page 20</u>

2. Expand your disclosure to identify the following material risks: (i) Tudou's history of net losses (as discussed on page 55); (ii) the material weaknesses and other control deficiencies in Tudou's internal control over financial reporting (as discussed on page 67); (iii) the risk that Tudou may lose or be unable to renew its SARFT license (as discussed on page 71); (iv) the risks associated with Tudou's contractual arrangements

and corporate structure (as discussed on pages 76-78); and (v) the risk that Tudou may lose control of Quan Toodou as a result of Mr. Wang's divorce proceedings (as discussed on page 79).

Risk Factors, page 53

3. Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over Youku and Tudou's corporate chops, seals or other controlling non-tangible assets. Disclose which individuals hold these items and who maintains control over the use of any corporate chops for each entity. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets. In addition, discuss any designated legal representative that has legal authority to use the chops identifying the related entity. Lastly, your risk factor should address the methods available to shareholders to regain operational control over the entity in the event its corporate chops, seals or other controlling non-tangible assets are misappropriated by the person(s) controlling such assets. Clarify, if true, that the shareholders may not be able to recover corporate assets that are sold or transferred out of your control in the event of such a misappropriation.

4. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor and Tudou's auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientswithoutaccesslist.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

5. We note your disclosure on page 31 that no "further regulatory filings or approval" will be required for the completion of the transaction other than certain filings in the Cayman Islands. Explain whether approval of this transaction is required pursuant to China's Anti-Monopoly Law, citing relevant PRC laws, rules or circulars in your response. If such notification or approval is required, please include risk factor to address the current status of such process.

Risks Related to Tudou, page 55

6. Please include a separate risk factor with the heading that you may be unable to enforce the equity interest pledge agreements to obtain equity interests of Tudou's consolidated affiliated entities. We note that Tudou cannot acquire the pledged equity interest directly if it chooses to enforce a pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the

pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that you would have to prevail at such auction. It appears that if the equity pledge agreement were properly registered and thereby effective, any losses incurred by you would be compensated from the proceeds of enforcement of the pledged equity interest after the payment of related expenses and any taxes, but prior to any unsecured debts. Even if Tudou were to prevail in such auction or public tender procedures, neither you nor Tudou are allowed to hold the equity interest of the consolidated affiliated entities because Chinese law currently restricts foreign-invested entities from operating internet-related and mobile value-added service businesses, including internet information services, online advertising and mobile value-added services (as disclosed on page 76). Therefore, it appears that this equity pledge if properly registered and thereby effective, would operate as collateral security for the prompt and complete payment and performance of the obligations of the consolidated interest entity under the loan agreements, call option agreements, proxy agreements and consultancy and service agreements and would not result in transferring ownership of such interests to you or Tudou.

7. Please revise to provide risk factor disclosure discussing the scope of Tudou's business licenses in the PRC and specifically address whether they include the operation of an advertising business as required by PRC regulations (and discussed on page 180). Please address how Tudou's business licenses may be limited and its business may not expand or continue without government approval and renewal.

"Tudou is exposed to intellectual property infringement and other claims…," page 60

8. Please expand your disclosure to quantify your assessment of the extent of the risk related to the December 2010 letter referenced herein.

"The regulation of the Internet industry is new and subject to interpretation in China…," page 71

9. It appears this risk factor contains multiple risks Tudou currently faces. Please separate this risk factor disclosure into singular risks with an appropriate heading describing each risk. For example, the following risks should each be addressed under separate headings:
   - the risks related to Tudou's failure to obtain an Internet news license;
   - the risk that Tudou's SARFT license may be revoked for its failure to obtain a prior permit for each video clip of a film, TV series or academic and documentary film broadcast online in China;
   - the risks associated with the placement of promotional videos and educational information on Tudou's site; and
   - the risk that SARFT or its local branch may decide to regulate Tudou's made-for-internet series.

10. Expand the heading of this risk factor to clearly state that Tudou may not be able to renew its SARFT license in 2014 and may not be able to conduct its business if its SARFT license is revoked or not renewed.

11. Expand your risk factor to indicate when SARFT began requiring applicants for engaging in Internet audio-visual program services to be a state-owned entity or state-controlled entity. If such requirements were in place when Tudou obtained its new license in 2011, explain how Tudou obtained this license. Quantify the penalties and administrative fines Tudou may be subject to for operating without a SARFT license.

12. Expand your risk factor disclosure to specifically address the discussion draft of the China Film Industry Promotion Law, in particular Article 26, and its effect on Tudou's business.

"Governmental control of currency conversion may limit Tudou's ability to use its operating cash flows effectively…" page 74

13. Please expand your risk factor and, if material, provide disclosure in your Liquidity section to disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:
    * pay dividends to shareholders outside of PRC;
    * pay off debt generated outside of the PRC;
    * pay employees located outside of the PRC in currency other than the Renminbi; or
    * pay for capital expenditures outside of the PRC in currency other than the Renminbi.

    In addition, if your PRC subsidiaries liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

14. Disclose the approved business scope of each of Tudou's PRC subsidiaries.

"Uncertainties with respect to the PRC legal system could materially adversely affect Tudou," page 75

15. Expand your risk factor to identify the portion of Tudou's historic revenue attributable to its consolidated interest entities and address the risk that the contractual arrangements governing these entities are subject to the risks highlighted herein.

"If the PRC government determines that the contractual arrangements that establish the structure for operating Tudou's business do not comply with applicable PRC laws and regulations…," page 76

16. Expand this risk factor to specify the portion of Tudou's historic revenue attributable to its consolidated affiliated entities.

17. Expand the heading of this risk factor to clearly state that if Tudou is found to be in violation of any existing or future PRC laws or regulations it may be forced to discontinue all or a portion of its business, as stated on page 78.

18. We note your statement that it is "not clear" whether Tudou is required to submit its contractual arrangements with Beijing Tixian to MOFCOM for security review. Explain why Tudou believes its arrangements with Beijing Tixian may be subject to security review. Please revise your disclosure to indicate if and when you intend to submit such arrangements to MOFCOM. Identify the possible risks associated with the failure to make such submissions on a timely basis in the event the relevant PRC authorities determine that they were required.

19. We note that Tudou believes it has "already obtained "de facto control" over its consolidated affiliated entities prior to the effectiveness" of the MOFCOM rules requiring security reviews. Please clarify your reference to "de facto control" and provide the basis for Tudou's belief that the rules promulgated in 2011 would not apply to Tudou's previously existing contractual arrangements.

20. We note Tudou is relying on an opinion by Fangda Partners. Please file this opinion as an exhibit to your registration statement and clarify your disclosure on pages 106 and 113 to indicate whether Allen & Company and Morgan Stanley, respectively, relied on this opinion in completing their analyses.

21. Please clarify when Chengdu Gaishi's dissolution will be complete and disclose whether it is currently conducting any business operations. Explain why the equity pledge was de-registered prior to the dissolution of Chengdu Gaishi.

"Tudou's contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and their respective shareholders may not be as effective…" page 78

22. Please provide a detailed explanation in your disclosure of how Tudou has "effective control" over these companies. Specify the legal remedies under PRC law and regulations that Tudou would have if the companies or their respective shareholders breach their agreements and specify the manner in which these remedies "may not always be effective." Disclose the fact that Tudou may have to incur substantial costs to enforce such arrangements. In addition, address the fact that the primary remedy under the equity pledge agreements for a default in these contractual arrangements is to engage in an auction or sale of the shares.

23. In the event any of the consolidated interest entities undergoes a voluntary or involuntary liquidation proceeding, clarify Tudou's role and rights in such procedures and describe the basis of its potential claims against such entities, including the fees, loans, rights or awards that would be considered owed to Tudou, forming the basis of any bankruptcy claim by Tudou's wholly owned subsidiaries under the contractual arrangements. Clarify whether the proxy and cooperation agreements would remain effective during such time.

24. Tell us how the equity interest pledge agreements and equity pledges would be treated in bankruptcy. Your response should address whether the equity underlying the registered pledge would be forced into auction by PRC property law or come under the protection

of the bankruptcy proceedings.

25. Please discuss the term, termination and renewal expectations for the series of contractual arrangements discussed.

"The ineffectiveness of control over Quan Toodou…," page 79

26. Revise this heading to clearly state the portion of Tudou's revenue for the fiscal year ended December 31, 2011 attributable to Quan Toodou and to state the risk that if Mr. Wang loses all or a portion of his equity interest in Quan Toodou, Tudou could lose all of its rights to the revenue from such entity and may not be able to consolidate it.

27. Expand your disclosure to clearly disclose each of Mr. Wang's obligations under the court's ruling, quantifying any required payments and specifying the date in which each such action must occur. Please file any documentation with respect to the settlement as an exhibit to your registration statement. Please provide the basis for your statement that he is "willing and will be able to perform" these obligations. Explain whether the court is responsible for making the determination of whether he has met his obligations.

28. We note that Mr. Wang's shares are subject to an Equity Interest Pledge Agreement which, according to Section 7.11 of such agreement as filed as Exhibit 10.19 to Tudou's Form F-1 filed November 9, 2010, constitutes a security interest with first priority on the shares. Please explain, with citations to relevant PRC rules, regulations and circulars, whether the court's ruling would take priority over the first priority equity interest in such pledge.

29. Clarify whether Tudou believes that this pending legal proceeding is a breach of Section 8.1 of the Equity Interest Pledge Agreement. We note that Section 8.3 of the Equity Interest Pledge Agreement indicates that Mr. Wang is obligated to take "all necessary measures" to ensure the pledge interest in the pledged property. We further note that Section 6.2.1 of the Amended Exclusive Call Option Agreement filed as Exhibit 10.13 to Tudou's Form F-1 indicates that Mr. Wang may not transfer or otherwise dispose of, or create any encumbrance or other third party rights on the equity interests. Please address any actions Tudou's management has taken or will be able to take under relevant PRC rules, regulations and circulars to enforce its contractual rights

30. Identify the other existing shareholder of Quan Toodou and explain the nature of the "right of first refusal" referenced in the last paragraph on page 79. Clarify whether such shareholder would have a right of first refusal prior to a transfer to Mr. Wang's ex-wife.

31. Explain the basis for your assertion that if a party obtains more than one-third of the equity interest in Quan Toodou, such person would have certain "protective rights," citing all relevant PRC rules, regulations, circulars and other guidance that provide such rights.

"Tudou may be classified as a "resident enterprise" for PRC enterprise income tax purposes…"
page 83

32. Provide a discussion of the relevant facts and circumstances that provide the basis for
your belief that Tudou is not a resident enterprise.

Opinion of Allen & Company LLC as Financial Advisor to Youku, page 106

33. We note from your disclosure that Youku and Tudou disclosed financial forecasts and
projections to Allen & Company that it relied on when preparing the selected transactions
analysis, selected public companies analysis, discounted cash flow analysis, and selected
public company multiples analysis. Please revise your description of these analyses to
disclose all financial forecasts and projections used by Allen & Company.

Selected Public Companies Analysis, page 110
Selected Transaction Analysis, page 111

34. We note that Allen & Company assessed certain public internet companies in the U.S.
and China and certain transactions in the internet industry. Please provide additional
analysis of the basis for determining that the companies identified on page 110 and the
transactions identified on page 111 were the most comparable to Tudou. Please indicate
whether there were other comparable recent transactions that you did not include in your
analysis.

Discounted Cash Flow Analysis, page 111

35. Please expand your disclosure to provide the basis for Allen & Company's use of
terminal value multiples of 10.0x to 12.0x and discount rates ranging from 12% to 14%.

Miscellaneous, page 113

36. Disclose the fee being paid to Allen & Company for delivery of its fairness opinion. See
Item 1015(b)(4) of Regulation M-A.

Opinion of Morgan Stanley Asia Limited as Financial Advisor to Tudou, page 113

37. We note from your disclosure that Youku and Tudou disclosed financial forecasts and
projections to Morgan Stanley that it relied on when preparing the comparable companies
analysis, discounted cash flow analysis and contribution analysis. Please revise your
description of these analyses to disclose all financial forecasts and projections used by
Morgan Stanley.

Comparable Companies, Analysis, page 116

38. Please revise to include the basis for Morgan Stanley's conclusion that the companies

identified on page 117 were comparable to Tudou and Youku, respectively. Please indicate whether there were other comparable recent transactions that you did not include in your analysis.

Discounted Cash Flow Analysis, page 119

39. Please expand your disclosure to provide the basis for Morgan Stanley's use of a discount range from 15% to 17% and a perpetual growth rate range of 4% to 6%.

Miscellaneous, page 121

40. Disclose the fee being paid to Morgan Stanley for delivery of its fairness opinion and explain the portion of which is contingent upon the closing of the merger transaction.

Material U.S. Federal Income Tax Consequences of the Merger, page 125

41. We note your statement on page 125 that this discussion is not intended to be "a complete analysis and does not address all potential tax consequences." Please revise your disclosure to make clear that this is a complete summary of material tax consequences.

42. We note that the tax opinion assumes that the merger will be treated as a reorganization under section 368(a) of the Internal Revenue Code. Please revise to delete this assumption, as it is inappropriate to assume any legal conclusion underlying your discussion.   The tax disclosure must state what the tax consequences of the transaction are, not what the parties intend, and the disclosure may not assume a certain tax treatment.

Material PRC Income Tax Consequences of the Merger, page 129

43. Please discuss the bases for your belief that non-resident shareholders will not be subject to PRC income tax under Circular 698. Likewise, your discussion in the risk "Tudou faces uncertainty regarding PRC tax reporting obligations, page 84" should make clear whether shareholders that are non-resident will have to comply with the notice discussed.

Tudou Corporate Structure Matters, page 148

44. Please explain your disclosure that Tudou is going to use "reasonable best efforts" to cause the shareholders of each consolidated interest entity subsidiary to transfer such interest to persons "designated by Youku," and revise consolidated interest entity agreements to reflect the change of the nominee. Please revise your disclosure here and include risk factor disclosure with respect to the risk that such transfers may not occur. Explain the nature of the "certain permitted liens" referenced in your disclosure. Explain whether any relevant PRC authorization or approval is required for such transfers.

Contractual Arrangements with Quan Toodou and its Shareholders, page 189
Contractual Arrangements with Shanghai Suzao and its Shareholders, page 190
Contractual Arrangements with Chengdu Gaishi and its Shareholders, page 191
Contractual Arrangements with Beijing Tixian and its Shareholders, page 193

45. With respect to each of the equity interest pledge agreements we note your disclosure that in the event of a default, Reshuffle Technology will be entitled to "dispose of the pledged equity interests." Please clarify what this means. We note that Tudou cannot acquire the pledged equity interest directly if it chooses to enforce the pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that you would have to prevail at such auction. Moreover, even if Tudou were to prevail in such auction or public tender procedures, it is still not allowed to hold the equity interest of the consolidated interest entities because Chinese law currently restricts foreign-invested entities from operating internet-related and mobile value-added service businesses, including internet information services, online advertising and mobile value-added services (as disclosed on page 76).

46. With respect to each of the equity interest pledge agreements, confirm the date and place of registration of each pledge with the relevant SAIC branch. Please state the amount the registered equity pledge agreement lists as secured and disclose what that amount represents. Separately, disclose any other amount covered by the equity pledge agreement that remains unregistered and unsecured.

47. Please disclose whether or not, and if so, which of the contractual arrangements with Tudou's consolidated interest entities speak to the right or restriction of such entities to undergo voluntary liquidation proceedings. In a supplemental analysis, please provide us with an analysis as to how the agreements would work in any liquidation proceeding, both voluntary and involuntary. Your analysis should discuss the priority the equity pledge agreements would have if such entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors. Please include all appropriate PRC rules, regulations, circulars and other guidance in your analysis.

Limitations on Enforcement of U.S. Laws, page 248

48. Please revise your disclosure as follows:
   - You should make clear whether Cayman Islands has treaties with either the U.S. or PRC;
   - Please discuss the extent that counsel is aware of original actions being brought in either the Cayman Islands or PRC based upon the securities laws of the United States; and
   - Considering your statement that PRC courts recognize and enforce foreign judgments based on either treaties or reciprocity between jurisdictions and your statement that there exists no relevant treaty or reciprocity with the United States, it appears that

your conclusion that you are "uncertain" as to whether PRC courts would enforce a
judgment rendered by a court in the United States is inconsistent.

Exhibits

49. Please file as exhibits the material loan agreements, call option agreements, proxy
agreements, consultancy and service agreements and equity interest pledge agreements
pertaining to Tudou's consolidated interest entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M.
Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Julie Gao, Esq.